SECURITIES AND EXCHANGE COMMISSION

[Release No. 30764; File No. 812-14189]

Ameritas Life Insurance Corp., et al; Notice of Application

October 25, 2013

Agency: The Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "l940 Act").

Applicants: Ameritas Life Insurance Corp., Ameritas Life Insurance Corp. of New York, The

Union Central Life Insurance Company (each, a "Life Insurance Company" and, collectively, the

"Life Insurance Companies"), and their respective separate accounts: Ameritas Variable Separate

Account VA-2, Ameritas Variable Separate Account V, Ameritas Variable Separate Account

VA, Ameritas Variable Separate Account VL (the "Ameritas Life Accounts"); Ameritas Life of

NY Separate Account VA, Ameritas Life of NY Separate Account VUL (the "Ameritas Life of

NY Accounts"); and the Carillon Life Account (each an "Account" and together with the Life

Insurance Companies, the "Applicants").

Summary of Application: The Applicants seek an order under Section 26(c) of the 1940 Act

approving the substitution of shares of the VIP Money Market Portfolio, Initial Class (the

"Replacement Portfolio") of the Variable Insurance Products Fund V ("VIPFV") for shares of the

Calvert VP Money Market Portfolio (the "Current Portfolio") of the Calvert Variable Series, Inc.

("CVSI") held by the Accounts to support certain variable annuity contracts or variable life

insurance contracts (collectively, the "Contracts") issued by the Life Insurance Companies (the

"Substitution").

<u>Filing Date</u>: The application was filed on July 31, 2013, and an amended and restated

application was filed on October 25, 2013.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 14,

2013, and should be accompanied by proof of service on the Applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the

requester's interest, the reason for the request, and the issues contested. Persons may request

notification of a hearing by writing to the Secretary of the Commission.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicants: Ameritas Life Insurance Corp., Ameritas Variable Separate Account

VA-2, Ameritas Variable Separate Account V, Ameritas Variable Separate Account VA, and

Ameritas Variable Separate Account VL, 5900 "O" Street, Lincoln, Nebraska 68510; Ameritas

Life Insurance Corp. of New York, Ameritas Life of NY Separate Account VA, Ameritas Life of

NY Separate Account VUL, 1350 Broadway, Suite 2201, New York, New York 10018; and The

Union Central Life Insurance Company and Carillon Life Account, 5900 "O" Street, Lincoln,

Nebraska 68510.

<u>For Further Information Contact</u>: Michelle Roberts, Senior Counsel, or Joyce M. Pickholz,

Branch Chief, Insured Investments Office, Division of Investment Management at (202) 551-

6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Life Insurance Companies, on their own behalf and on behalf of their respective separate accounts, propose to substitute shares of the Replacement Portfolio for shares of the Current Portfolio held by the Accounts to fund the Contracts.

2.   Ameritas Life Insurance Corp. is the depositor and sponsor of the Ameritas Life Accounts. Ameritas Life Insurance Corp. of New York is the depositor and sponsor of the Ameritas Life of NY Accounts. The Union Central Life Insurance Company is the depositor and sponsor of the Carillon Life Account.

3.   Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act, and is registered with the Commission as a unit investment trust. Security interests under the Contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act"). The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   Each Account is divided into subaccounts, each of which invests exclusively in shares of a corresponding investment portfolio (a "Portfolio") of a series-type management investment company, including CVSI.

5.   Pursuant to the Contracts, the Life Insurance Companies reserve the right to substitute shares of one Portfolio for shares of another. The prospectuses for the Contracts also disclose that the Life Insurance Companies reserve this right.

6.   CVSI is an open-end management investment company (File No. 811-03591) that currently consists of six investment portfolios, including the Current Portfolio, and issues a

separate series of shares in connection with each. CVSI has registered such shares under the 1933 Act (File No. 002-80154).

7. Calvert Investment Management, Inc. ("CIM") serves as the investment adviser to each CVSI Portfolio. CIM is an indirect wholly-owned subsidiary of AMHC.

8. The VIPFV is an open-end management investment company (File No. 811-05361) that currently consists of 32 investment portfolios, one of which, the Replacement Portfolio, is the subject of the proposed Substitution. VIPFV issues a separate series of shares in connection with each Portfolio and has registered such shares under the 1933 Act (File No. 033-17704).

9. Fidelity Management & Research Company ("FMR") serves as the manager of each Portfolio of VIPFV. FMR receives an investment management fee from each Portfolio. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub-advisers for the Replacement Portfolio. FIMM has the day-to-day responsibility of choosing investments for the Replacement Portfolio. In addition, other affiliates of FMR serve as sub-advisers for the Replacement Portfolio and may provide investment research and advice for the Replacement Portfolio. None of VIPFV, FMR, FIMM, or other affiliates of FMR are affiliated persons (or affiliated persons of affiliated person) of any of the Applicants. Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VIPFV, FMR, FIMM or other affiliates of FMR.

10. The Applicants state that Replacement Portfolio's and Current Portfolio's respective investment objectives, strategies and risks are substantially the same. A comparison of the investment objectives, strategies and risks of the Replacement Portfolio and the Current Portfolio is included in the application.

11. The following table compares the fees and expenses of the Current Portfolio and the

Replacement Portfolio as of the year ended December 31, 2012:

	CURRENT PORTFOLIO	REPLACEMENT PORTFOLIO
	Calvert Variable Series, Inc., Calvert VP Money Market Portfolio	Variable Insurance Products Fund V, VIP Money Market Portfolio, Initial Class
Management Fee	0.25%	0.17%
Distribution and Service (12b-1) Fee	None	None
Other Expenses	0.14%	0.09%
Total Operating Expenses	0.39%	0.26%
Fee Waivers and Expense Reimbursements	None[1]	None
Net Operating Expenses	0.39%[2]	0.26%

12.   The Applicants state that the proposed Substitution is in response to a decision by the Board of Directors for CVSI, at a meeting held on June 5, 2013, to approve the dissolution of the Current Portfolio on or about November 15, 2013 (the "Liquidation Date"). The board's decision to liquidate the Current Portfolio requires the Life Insurance Companies to transfer accumulated Contract value invested in the Current Portfolio to an alternative investment option available under the Contracts on or before the Liquidation Date. Currently, the only money market portfolio investment option offered under the Contracts is the Current Portfolio. Accordingly, the proposed Substitution is necessary in order to provide the Contract owners with continued access to a money market portfolio investment option. Consequently, the Life Insurance Companies have determined to replace the Current Portfolio with the Replacement Portfolio via the Substitution.

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[1] The Investment Advisor, CIM, has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2014 to 0.40%. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. Only the Board of Directors of CVSI may terminate a Portfolio's expense cap before the contractual period expires.

[2] The Advisor further voluntarily reimbursed expenses of $88,900 or 0.11%, for Net Operating Expenses of 0.28% to maintain a positive yield during the year ended December 31, 2012.

13.   The Life Insurance Companies submit that the Replacement Portfolio is an appropriate alternative for Contract owners for several reasons. First, its investment objectives, strategies and risks are substantially the same as those of the Current Portfolio. Second, it is substantially larger than the Current Portfolio, has had lower overall expense levels than the Portfolio in recent years, and has had higher yields in recent years than the Current Portfolio. Third, the Contracts and other variable annuity and variable life insurance contracts issued by the Life Insurance Companies currently offer one or more VIPFV portfolios (other than the Replacement Portfolio).

14.   The Applicants believe that Contract owners would benefit from the significantly larger size of the Replacement Portfolio and the somewhat higher yields of the Replacement Portfolio, as contrasted with the size and recent yields of the Current Portfolio. The yield for the Current Portfolio for the seven days ending December 31, 2012 was 0.01%. The net asset value of the Current Portfolio was $85,913,000 as of December 31, 2012. The yield for the Replacement Portfolio Initial Class shares for the seven days ending December 31, 2012 was 0.08%. The net asset value of the Replacement Portfolio supporting Initial Class shares was $889,797,000 as of December 31, 2012.

15.   The Applicants believe that Contract owners will benefit from the reduction in overall expenses of the Replacement Portfolio as compared to the Current Portfolio. Specifically, the management fee, other expenses, and total operating expenses are less than those of the Current Portfolio. Both Portfolios have no charge for Rule 12b-1 distribution and services fees. The total annual operating expense of the Replacement Portfolio is less than that of the Current Portfolio. Given this decrease, the Applicants believe that the Substitution would benefit Contract owners by reducing the overall level of Portfolio expenses.

Legal Analysis and Conditions

1.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.

2.   Applicants submit that the proposed Substitution is not the type of substitution that Section 26(c) was designed to prevent. Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both, as well as possibly suffering adverse tax consequences upon redemption. Consequently, the section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.

3.   Applicants submit that the proposed substitution will provide Contract owners with substantially the same investment vehicle and would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include Section 26(c).

4.   Applicants represent that redemptions and purchases will occur simultaneously so that contract values will remain fully invested at all times. All redemptions of shares of the Current Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder. The Substitution will take place at relative net asset value as of the effective date of the Substitution ("Effective Date") with no

change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investments in the money market subaccount of the applicable Account.

5.   Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge. Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or the Life Insurance Companies' respective obligations under the Contracts be altered in any way and the Substitution will not change Contract owners' insurance benefits under the Contracts. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by the Life Insurance Companies. In addition, the Substitution will not impose any tax liability on Contract owners.

6.   The Applicants also represent that the Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution. The Life Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning on the date of the Pre-Substitution Notice (defined below) through at least thirty (30) days following the Effective Date.

7.   Existing Contract owners will be notified of the proposed Substitution by means of a prospectus or prospectus supplement for each of the Contracts ("Pre-Substitution Notice") at least thirty (30) days before the Effective Date. New purchasers of the Contracts will be provided the Pre-Substitution Notice, the Contract prospectus, and the prospectus for the Replacement Portfolio in accordance with all applicable legal requirements.

8.   The Pre-Substitution Notice will: (i) state that the Applicants filed the application seeking approval of the Substitution; (ii) set forth the anticipated Effective Date; (iii) explain that the Contract values attributable to investments in the Current Portfolio would be attributable to the Replacement Portfolio as of the Effective Date; (iv) state that, from the date of the Pre-Substitution Notice until the Effective Date, Contract Owners are permitted to transfer Contract value out of any Current Portfolio sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract; (v) advise Contract owners that any contract value remaining in the Current Portfolio sub-account on the Effective Date will be transferred to a sub-account investing in the Replacement Portfolio, and that the Substitution will take place at relative net asset value; (vi) inform Contract owners that for at least thirty (30) days following the Effective Date, the applicable Life Insurance Company will permit Contract owners to make transfers of contract value out of the sub-account investing in the Replacement Portfolio to any other available sub-accounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees, if any, that would otherwise be applicable under the terms of the Contracts; and (vii) inform Contract owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Life Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the sub-account investing in the Replacement Portfolio for at least thirty (30) days after the Effective Date.

9.   All Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution. In addition, within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the

Substitution was carried out. This notice will restate the relevant information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Current Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.

10.   The Applicants represent that the Life Insurance Companies will not receive, for three (3) years after the Effective Date, any direct or indirect benefits from the Replacement Portfolio, its advisor or underwriter (or their affiliates), in connection with assets attributable to the Contracts affected by the Substitution, at a higher rate than the Life Insurance Companies had received from the Current Portfolio, its advisor or underwriter (or their affiliates), including without limitation 12b-1 fees, revenue sharing or other arrangements. The Applicants further represent that the Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to a Life Insurance Company or its affiliates by the Replacement Portfolio, its advisor or underwriter, or their affiliates.

11.   Applicants submit that the replacement of the Current Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the 1940 Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the 1940 Act. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to Substitutions that have been approved in the past.

<u>Conclusion:</u>

For the reasons and upon the facts set forth above in the application, the Applicants believe that the requested order meets the standards set forth in Section 26(c) of the 1940 Act and should therefore be granted.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary